SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934

                       DMI FURNITURE, INC.
                         (Name of Issuer)

                   COMMON STOCK, $.10 PAR VALUE
                  (Title of Class of Securities)

                           233230 10 1
                          (CUSIP Number)

                          Joseph G. Hill
                            Secretary
                       DMI Furniture, Inc.
                         One Oxmoor Place
                         101 Bullitt Lane
                    Louisville, Kentucky 40222
                         (502)426-4351
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                             January 4, 1999
       (Date of Event Which Requires Filing of This Statement)

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .  Joseph G. Hill

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .  ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b)

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    00, PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   213,491
(8)  Shared voting power. . . . . . . . . . . .         0
(9)  Sole dispositive power . . . . . . . . . .   213,491
(10) Shared dispositive power . . . . . . . . .         0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   213,491

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   5.2%

(14) Type of reporting person  . . . . . . . . .  IN

     The Reporting Person, Joseph G. Hill, hereby amends Items 3,
5, 6, and 7 of his Schedule 13D with respect to the common stock,$.10 par value ("Common Stock"), of DMI Furniture, Inc.
("Issuer") as follows:

Item 3.   Sources and Amount of Funds or Other Consideration.

     Under the terms of his employment agreement, Mr. Hill is entitled to a stock bonus calculated as a percentage of his cash bonus. The value so calculated is to be paid in the form of newly issued shares of Common Stock, based on the closing bid price reported for the Common Stock on the last trading day of the fiscal year. For fiscal 1998, Mr. Hill earned a stock bonus of 14,828 shares of Common Stock.


Item 5.   Interest in Securities of the Issuer.

     On August 17, 1998, Mr. Hill was issued 1,564 shares of Common Stock upon his conversion of 782 shares of the Issuer's Class C
Preferred Stock, par value $2.00 per share ("Preferred Shares").

     On August 29, 1998, the Issuer redeemed all of its outstanding Preferred Shares for $3.00 per Preferred Share in cash in accordance with its Certificate of Incorporation. Mr. Hill held a total of 44,749 Preferred Shares, which had been convertible into 54,907 shares of Common Stock.

     On January 4, 1998, the Issuer issued Mr. Hill 14,828 shares of Common Stock as a stock bonus for fiscal 1998 in accordance with the terms of Mr. Hill's employment agreement. See Item 6. The shares were valued at $2.938 per share, the market price of the Common Stock at the close of trading on August 29, 1998, the last trading day of fiscal 1998.

     Except as noted in the preceding paragraphs, Mr. Hill has not engaged in any other transactions in the shares of Common Stock or securities convertible into shares of Common Stock during the past sixty days.

     Mr. Hill beneficially owns 55,523 shares of Common Stock and currently exerciseable options to purchase 157,968 shares of Common Stock granted under the Issuer's employee benefit plans. Mr. Hill has sole voting and dispositive power with respect to these shares. Mr. Hill is the beneficial owner of 213,491 shares or 5.2% shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Hill has entered into an employment agreement with the Issuer which expires August 31, 1999, pursuant to which he serves as Vice-President-Finance, Chief Financial Officer of the Issuer at an initial annual salary of $170,000 which is reviewed annually.
In addition, Mr. Hill can earn a bonus with respect to each year of his employment payable in newly issued shares of Common Stock having a market value equal to 45.45% of the bonuses earned by Mr. Hill for such year pursuant to the formula contained in his employment agreement, up to a maximum of 25% of average base salary.

     Mr. Hill has entered into a severance agreement with the Issuer, which has been automatically renewed through December 31, 2002. The severance agreement provides, among other things, for the payment of certain compensation to him following termination of employment other than for cause after a change in control of the Issuer. The severance agreement is described in greater detail on page 9 of the Issuer's Definitive Proxy Statement dated December 21, 1998, the applicable portions of which are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 99.1 Extension and Renewal of Employment Agreement dated as of October 9, 1997 between the Issuer and Joseph G. Hill is incorporated by reference to Exhibit 10(n) to Form 10-K for the fiscal year ended August 29, 1998.

     Exhibit 99.2  Amendment of Employment Agreement and Officer
Severance Agreement dated as of May 19, 1988 with Joseph G. Hill is incorporated by reference to Form 10-K for the fiscal year ended
August 28, 1993.

                               SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/Joseph G. Hill

                              Date: January 15, 1999